FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X        Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____    No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A circular regarding appointment of director and continuing connected transactions of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 19, 2012.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

APPOINTMENT OF DIRECTOR AND
CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

Guotai Junan Capital Limited

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 1 to 22 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 23 to 24 of this circular. A letter from Guotai Junan Capital containing its advice to the Independent Board Committee and the independent shareholders of Huaneng Power International, Inc. is set out on pages 25 to 34 of this circular.

A notice convening the EGM to be held at 9 a.m. on 21 February 2012 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China together with the relevant reply slip and proxy form have been issued to Shareholders separately.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

20 January 2012

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”, “HPI”
Huaneng Power International, Inc., a sino foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“connected persons”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

“EGM”
the 2012 first extraordinary general meeting of the Company to be held (amongst other things) at 9 a.m. on 21 February 2012 to consider and approve the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement (and the respective caps of the transactions as contemplated thereby);

“Guotai Junan Capital”
Guotai Junan Capital Limited, a licensed corporation to carry on type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of coal and transportation services and sale of products (and the relevant proposed caps) under the Huaneng Group Framework Agreement and in respect of the deposit transactions (and the proposed cap) under the Huaneng Finance Framework Agreement;

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

“Huaneng Finance Framework Agreement”
the “framework agreement on the continuing connected transactions (for years 2012 to 2014) between Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited” entered into between the Company and Huaneng Finance on 5 January 2012;

“Huaneng Group”	China Huaneng Group;

“Huaneng Group Framework Agreement”
the “framework agreement on the continuing connected transactions (for 2012) between Huaneng Power International, Inc. and China Huaneng Group” entered into between the Company and Huaneng Group on 5 January 2012;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Independent Board Committee”
a committee of the Board established for the purpose of considering the terms and the transaction caps of the purchase of coal and transportation services and the sale of products contemplated under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement, comprising contemplated Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen, the independent non-executive Directors of the Company;

“Independent Shareholders”
Shareholders other than Huaneng Group, HIPDC, Huaneng Finance and their respective associates, and who are not involved in, or interested in the transactions contemplated by the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement;

“Latest Practicable Date”	16 January 2012, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Listing Rules”	The Rules Governing the Listing of securities on the Shanghai Stock Exchange;

“Shareholders”	the shareholders of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Directors:	Legal Address:

Cao Peixi Huang Long Li Shiqi Huang Jian Liu Guoyue Fan Xiaxia Shan Qunying Liu Shuyuan Xu Zujian Huang Mingyuan	West Wing, Building C Tianyin Mansion No. 2C Fuxingmennan Street Xicheng District Beijing 100031 PRC

Independent Non-executive Directors:

Shao Shiwei Wu Liansheng Li Zhensheng Qi Yudong Zhang Shouwen

20 January 2012

To the Shareholders

Dear Sir or Madam,

APPOINTMENT OF DIRECTOR AND
CONTINUING CONNECTED TRANSACTIONS

1.	INTRODUCTION

Reference is made to the Company’s notice (the “Notice”) of EGM dated 6 January 2012.

For biographical details of Mr. Guo Hongbo, the candidate of the director for the seventh season of the Board of Director of Company, please refer to an announcement of the Company date 24 December 2011 and the Notice.

On 6 January 2012, the Board made an announcement (“Announcement”) regarding (inter alia) the continuing connected transactions arising from the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement. As stated in the Announcement, the Company shall issue a circular to the Shareholders containing further information of the continuing connected transactions as contemplated by the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement.

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services and the sale of products between the Company and Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement and the conduct of deposit transactions between the Company and Huaneng Finance under the Huaneng Finance Framework Agreement (together with the respective caps) both require Independent Shareholders’ approvals.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with the terms of the continuing connected transactions (including the relevant proposed caps) regarding the purchase of coal and transportation services and the sale of products contemplated under the Huaneng Group Framework Agreement and the deposit transactions (including the proposed cap) contemplated under the Huaneng Finance Framework Agreement. The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Guotai Junan Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms in respect of the purchase of coal and transportation services and the sale of products contemplated under the Huaneng Group Framework Agreement and the deposit transactions contemplated under the Huaneng Finance Framework Agreement (including their respective proposed caps) and whether the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (including their respective proposed caps) are in the interests of the Company and its Shareholders as a whole. The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders is also included in this circular.

Under the Hong Kong Listing  Rules, Guotai Junan Capital is only required to opine on the continuing connected transactions relating to the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement and the deposit transactions (and the proposed cap) contemplated under the Huaneng Finance Framework Agreement and, in which case, Guotai Junan Capital will not provide opinion on the other transactions contemplated under the Huaneng Group Framework Agreement and, where applicable, the Huaneng Finance Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still includes details of the Other Transactions in this circular so that Shareholders can have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement. The Company believes that on such basis, the Independent Shareholders have been provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions at the EGM.

The purposes of this circular are:

(i)	to provide you with further information in relation to the transactions as contemplated by the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement;

(ii)
to set out the letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Guotai Junan Capital; and

(iii)
to seek your approval of the ordinary resolutions in relation to the transactions as contemplated by the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement (together with their respective proposed caps), which are set out in the notice of the EGM.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions (including the purchase of coal and transportation services, the sale of products and the deposit transactions, as well as the Other Transactions) before making their decision as regards voting. Independent Shareholders should also note that, if they vote in favor of the resolutions proposed at the EGM regarding the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation services and the sale of products, as well as the continuing connected transactions contemplated under the Huaneng Finance Framework Agreement including the deposit transactions and the Other Transactions. In the event that any one or all of the resolutions proposed at the EGM as regards the Huaneng Group Framework Agreement and, where applicable, the Huaneng Finance Framework Agreement is/are not approved by the Independent Shareholders, the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation services and the sale of products, and, where applicable, the continuing connected transactions contemplated under the Huaneng Finance Framework Agreement including the deposit transactions and the Other Transactions would not be carried out by the Company.

2.	RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND HUANENG FINANCE

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlling capacity of 57,977 MW.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. At the same time, Huaneng Group holds a 15.88% direct and indirect interests in the issued shares of the Company. As at the Latest Practicable Date, HIPDC is the controlling shareholder of the Company, holding 36.05% of the issued shares of the Company.

The relationship between the Company, Huaneng Group and Huaneng Finance is illustrated as follows:

*
Huaneng Group, through its wholly-owned subsidiary, Hua Neng HK, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

#
Of the 15.88% interest, 3.70% represents the interest in the H shares of the Company held by Huaneng Group through Hua Neng HK, 0.09% represents the interest in the issued shares of the Company held by Huaneng Capital Services Co. Ltd., a wholly-owned subsidiary of Huaneng Group, and 1.02% represents the interest in the issued shares of the Company hold by Huaneng Finance.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and any of Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, subject to the compliance with the relevant disclosures and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules (as the case may be).

Huaneng Finance is a company incorporated in the PRC. The principal business of Huaneng Finance includes deposit-taking, loans handling, acceptance and discounting of bills, inter-bank borrowing and foreign investment. Huaneng Group holds a 51% interest in Huaneng Finance and Huaneng Finance in turn holds 1.02% interest in the Company. The Company holds a 20% interest in Huaneng Finance. Under the Hong Kong Listing Rules, Huaneng Finance is an associate of the connected person of the Company.

3.	HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 30 December 2010 for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2011. Such agreement has expired on 31 December 2011. Reference is made to the announcements of the Company dated 31 December 2010 and the Company’s circular dated 8 January 2011 where details of the continuing connected transactions as contemplated by Huaneng Group Framework Agreement for 2011 (including the relevant caps) were set out therein.

In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 5 January 2012 for a term commencing on 1 January 2012 and expiring on 31 December 2012. Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company having a material interest in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Huaneng Group Framework Agreement (and each of the caps thereof). The resolution was voted by directors who are not connected to the transactions.

Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company has to outsource ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction work for power plants. Pursuant to the Huaneng Group Framework Agreement for 2011 with respect to the purchase of ancillary equipment and parts in 2011 by the Company from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2011 was set at RMB1.615 billion. During the period from 1 January 2011 to 30 November 2011, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB314 million. It is estimated that at the end of 2011, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2011. According to the management policy of the Company and its subsidiaries, the Company and its subsidiaries will through tender process enter into arrangement with entities which can offer the lowest prices/most favorable terms to the Company and its subsidiaries for the purchase of ancillary equipment and parts. As such, the Company and its subsidiaries purchased part of the ancillary equipment and parts during 2011 from independent third parties at prices which were relatively lower than the prices offered by Huaneng Group and its subsidiaries and associates. For 2012, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework

Agreement is estimated not to exceed RMB1.7 billion, slightly higher than the anticipated transaction amount of 2011. Such cap is estimated on the basis of the existing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, as well as taking into account the benefit of offering favorable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favorable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for ancillary equipment and parts, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2012 exceeds the above cap (i.e. RMB1.7 billion), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(2)	Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favorable than those offered by independent third parties to the Company for the same or similar type of coal supply or transportation services.

Pursuant to the Huaneng Group Framework Agreement for 2011 with respect to the purchase of coal and transportation services in 2011 by the Company from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2011 was set at RMB17.140 billion. During the period from 1 January 2011 to 30 November 2011, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB7.494 billion. It is estimated that at the end of 2011, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2011. The cap of the transaction amount for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2012 is estimated to be RMB13.3 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the prevailing overall business scale and operation of the power plants of the Company, and the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account the benefit of offering favorable terms on bulk purchase by Huaneng Group and its subsidiaries and associates. As compared to the relevant transaction amount for 2011, there has been a relatively substantial decrease in the abovementioned estimated transaction amount. Such relatively substantial decrease is attributable by the fact that in 2011, the Company reinforced the intensified management of fuel purchase and gradually enhanced the scale of fuel purchase and intensified management in order to enhance market control and the advantage of scale purchase. In 2012, the Company anticipates that certain volume of the original connected transactions will instead be purchased by the Company itself.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favorable terms for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable terms for purchases of coal and transportation services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with coal and transportation in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

The Board (including the independent non-executive Directors) are of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the EGM, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Listing Rules.

(3)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will be engaging in centralising the purchase of fuel and other related products for certain power plants of Huaneng Group and its subsidiaries and associates. The products sold by the Company to Huaneng Group and its subsidiaries and associates are mainly coal sales, the prices and charges of which are calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and the related products services. Pursuant to the Huaneng Group Framework Agreement for 2011 with respect to sale of products in 2011 by the Company to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2011 was set at RMB4.270 billion. During the period from 1 January 2011 to 30 November 2011, the aggregate transaction amount (unaudited) for sale of products by the Company to Huaneng Group and its subsidiaries and associates was approximately RMB787 million. It is estimated that at the end of 2011, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2011. For 2012, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates is estimated to be RMB5.7 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such cap is based on the estimation of the coal and other related products required by certain power plants of Huaneng Group and its subsidiaries and associates for 2012. As compared to the relevant transaction amount for 2011, there has been certain increase in the abovementioned estimated transaction amount. Such increase is attributable by the fact that with the intensified management of fuel purchase, fuel purchase and intensified management will gradually be strengthened in the power plants within the management scope of the Company, including certain power plants entrusted by Huaneng Group and its subsidiaries and associates to be managed by the Company in order to enhance market control and the advantage of scale purchase. In 2012, it is anticipated that centralized purchase of the power plants entrusted by Huaneng Group and its subsidiaries and associates to be managed by the Company will be enhanced and allocation and transportation will be unified and such will bring about an increase in the transaction amounts of coal sale. The Company is of the view that sale of products to the power plants of Huaneng Group and its subsidiaries and associates can bring about operation benefits for the Company and its subsidiaries.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the sale of products from the Company to Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for sale of products. The Company is of the view that before the convening of the EGM, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Listing Rules.

(4)	Leasing of facilities, land and office spaces

For operational needs, the Company has to lease facilities, land and office spaces (mainly includes power transmission and transformation assets, vessels, power plants land and office spaces) from Huaneng Group and its subsidiaries and associates. Pursuant to the Huaneng Group Framework Agreement for 2011 with respect to the leasing of facilities, land and office spaces in 2011 by the Company from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2011 was set at RMB423 million. During the period from 1 January 2011 to 30 November 2011, the aggregate fee (unaudited) which has already been paid by the Company to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was RMB225 million. It is estimated that at the end of 2011, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2011. Pursuant to the Huaneng Group Framework Agreement, the aggregate transaction amount with respect to the leasing of facilities, land and office spaces by the Company from Huaneng Group and its subsidiaries and associates in 2012 is estimated not to exceed RMB300 million, lower than the anticipated transaction amount of 2011. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account at the same time the benefit of favorable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favorable prices for leasing of facilities, land and office spaces. Taking into consideration the capability of Huaneng Group, its subsidiaries and its associate in offering competitive prices for facilities, land and office spaces, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the facilities, land and office spaces in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar types of facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2012 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(5)	Technical services, engineering contracting services and other services

The reciprocal services for technical services, engineering contracting services and other services between the Company and its subsidiaries with Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities of construction works and insurance services by Huaneng Group and its subsidiaries and its subsidiaries to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and its associates. Pursuant to the Huaneng Group Framework Agreement for 2011 with respect to the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and associates, the cap for the aggregate transaction amount for 2011 was set at RMB638 million. During the period from 1 January 2011 to 30 November 2011, the aggregate transaction amount (unaudited) for the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB320 million. It is estimated that at the end of 2011, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2011. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company from Huaneng Group and its subsidiaries and its associates in 2012 is estimated not to exceed RMB700 million, slightly higher than the anticipated transaction amount of 2011. The estimate of such cap is based on the one hand on the prevailing overall business scale and operation of the power plants of the Company as well as the anticipated development and growth of such power plants as deemed reasonable by the Company, having taken into account the benefit of favorable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates. On the other hand, consideration has also been given to the Company’s needs of the production related services provided by Huaneng Group and its subsidiaries and associates.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in the provision of technical services, engineering contracting services and other services is that they can offer more favorable prices for the provision of technical services, engineering contracting services and other services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for the provision of technical services, engineering contracting services and other services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, certain subsidiaries and associates of Huaneng Group specialize in the research of information technology and domestic renewable energy technology, as well as the installation of thermal power facilities in the PRC. Given the ability of Huaneng Group and its subsidiaries and associates to provide reliable and efficient information technology services, and advanced and comprehensive industry-specific technology services and engineering contracting services, the operation costs of the Company can thus be reduced. On the other hand, the Company is of the view that the provision of production related services to Huaneng Group and its subsidiaries and associates by the Company can bring about operation benefits for the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2012 exceeds the above cap (i.e. RMB700 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(6)	Provision of entrusted sale services

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company involve mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company. Pursuant to the Huaneng Group Framework Agreement for 2011 with respect to the provision of entrusted sale services to the Company from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2011 was set at RMB941 million. During the period from 1 January 2011 to 30 November 2011, no transaction has incurred for the provision of entrusted sale services to the Company from Huaneng Group and its subsidiaries and associates, mainly taking into consideration of the changes in the actual operation conditions of the related parties and maximization of the overall benefits of the Company. It is estimated that at the end of 2011, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2011. For 2012, the transaction amount with respect to such services between the Company and Huaneng Group and its subsidiaries and associates is estimated to be RMB700 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties, anticipated power sold, substituted power generation and development of such transaction as deemed reasonable by the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of services. In addition, payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services pursuant to the Huaneng Group Framework Agreement were entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable than terms offered by the Company to independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2012 exceeds the above cap (i.e. RMB700 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(7)	Trust loans and entrusted loans

The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans for 2012 is expected to be RMB600 million and the transaction amount (i.e. the amounts arising from the provision of entrusted loans) of the entrusted loans  for 2012 is expected to be RMB2 billion.

Given that the trust loans and entrusted loans are to be granted by or through Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries on normal commercial terms which are comparable to or more favourable than those offered by independent third parties for similar service in the PRC and where no security over the assets of the Company is granted in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules. The Company therefore makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

4.	HUANENG FINANCE FRAMEWORK AGREEMENT

The Company from time to time places deposits with Huaneng Finance at rates which are no less favourable than the rates available from an independent third party for similar services in the PRC. In addition, the Company will also utilize the notes discounting services provided by Huaneng Finance by paying it a service fee lower than the service fees charged by an independent third party for similar services in the PRC. Pursuant to the relevant framework agreement entered into between the Company and Huaneng Finance dated 21 October 2008, for the period from 1 January 2009 to 31 December 2011, the outstanding balances of the Company’s deposits with Huaneng Finance should not exceed RMB6 billion on a daily basis, the total amount of the notes discounting should not exceed RMB1 billion per annum and the maximum balances of loans should not exceed RMB6 billion on a daily basis (please refer to the announcement dated 22 October 2008 and the circular dated 7 November 2008 issued by the Company). As such framework agreement has expired on 31 December 2011, the Company entered into the Huaneng Finance Framework Agreement with Huaneng Finance on 5 January 2012 to extend the arrangement for another term of 3 years commencing on 1 January 2012 and expiring on 31 December 2014. For the years 2009, 2010 and the period from 1 January to 30 November 2011 (unaudited), the maximum outstanding balances of the deposits placed with Huaneng Finance, on a daily basis, were RMB5.859 billion, RMB5.662 billion and RMB5.987 billion, respectively. The Company estimates that during the period from 2012 to 2014, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis will not exceed RMB6 billion.

The proposed cap for the deposits has taken into the following consideration: (1) the increasing asset scale and the amount of deposits of the Company; (2) the increase in the daily outstanding balances of deposits placed at Huaneng Finance arising from financing transactions such as issuance of short-term financial bonds, non-public issuance of debt financing instruments and issuance of ultra-short-term financial bonds; and (3) the fact that the Company has acquired a 20% equity interest in Huaneng Finance since December 2005, and the Company will generate a higher return deriving from a growth of profits at Huaneng Finance as a result of the Company’s support to Huaneng Finance.

The deposit transactions form part of the daily operations of the Company. The commercial terms (including the rates) offered by Huaneng Finance to the Company and its subsidiaries in respect of such transaction are no less favourable than those offered by domestic commercial banks for provision of similar services to the Company and its subsidiaries. The Directors are of the view that the deposit transactions do not have any effect on the assets and liabilities of the Company. Instead, the Company can earn interests out of the deposit transactions.

As the Company and its subsidiaries have already deposited the remaining cash with a number of other independent financial institutions, the Company considers that the arrangement of deposits with Huaneng Finance helps diversify the risk of the Company and its subsidiaries in relation to its deposits. At the same time, the Company considers that the risk of placing deposits at Huaneng Finance can be effectively controlled taking into consideration of the following factors: (1) Huaneng Finance is a non-bank financial institution and regulated by China Banking Regulatory Commission. During the course of daily operations, Huaneng Finance adheres to conduct business in compliance with the relevant regulations and according to law. During the course of development, Huaneng Finance has all along endeavoured to prevent financial risks and has established and implemented an effective internal control mechanism in compliance with the regulatory requirements of China Banking Regulatory Commission in relation to risk control ratios; (2) the Company holds a 20% interest in Huaneng Finance and may promote the regulated operation of the general meeting of shareholders, board of directors and risk control committee of Huaneng Finance by exercising the shareholders’ rights according to law in order to safeguard its own interests.

In addition, the Company and its subsidiaries will also use the notes discounting services and loan advancement services provided by Huaneng Finance as Huaneng Finance is more efficient in terms of notes discounting services and loan advancement services than the general domestic commercial banks that perform similar services for the Company and its subsidiaries (mainly due to the fact that less time is required to process the transactions). As such, the Company considers that the provision of notes discounting services and loan advancement services by Huaneng Finance will benefit the Company by increasing the operation efficiency in the use of fund.

Pursuant to the Huaneng Finance Framework Agreement, Huaneng Finance shall provide deposit interest, notes discounting services and loan advancement services on normal commercial terms that are no less favourable than those offered by independent third parties for similar services to the Company.

Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company having a material interest in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Huaneng Finance Framework Agreement (and each of the caps thereof). The resolution was voted by directors who are not connected to the transactions.

The Board (including the Independent Directors) is of the view that the Huaneng Finance Framework Agreement was entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the deposit transactions with Huaneng Finance and its subsidiaries and associates contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are therefore subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.

With respect to the notes discounting and loan advancement, given that the notes discounting services and loan advancement services are provided by Huaneng Finance for the benefit of the Company and on normal commercial terms that are comparable to or more favourable than those offered by independent third parties for similar services in the PRC and that no security over the assets of the Company is granted in respect of such services, the transactions for notes discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

5.	THE EGM

Under the Hong Kong Listing Rules, the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement constitute continuing connected transactions to the Company. The transaction scale of each of such type of transactions exceeds 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules. Pursuant to Rule 14A.18 of the Hong Kong Listing Rules, the Company shall obtain the Independent Shareholders’ approvals for the conduct of the transactions of purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (and their respective caps). On the other hand, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as the concerted related parties of the Company under the Shanghai Listing Rules) as set out in this circular shall be approved by the Independent Shareholders of the Company. The EGM will be held for considering and approving, amongst other things, the conduct of all the continuing connected transactions contemplated by the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement (and their respective caps) by the Independent Shareholders. Huaneng Group, HIPDC, Huaneng Finance and their respective associates and Shareholders who are involved in, or interested in the transactions contemplated by the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement (holding an aggregate of 7,298,283,321 shares in the Company, representing approximately 51.93% of the total issue shares of the Company as at the Latest Practicable Date) will abstain from voting in the resolutions with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement (including the relevant proposed cap) at the EGM, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of a poll in accordance with the requirements of the Hong Kong Listing Rules.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions (including the purchase of coal and transportation services, the sale of products and the deposit transactions, as well as the Other Transactions) before making their decision as regards voting. Independent Shareholders should also note that, if they vote in favor of the resolutions proposed at the EGM regarding the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation services and the sale of products, as well as the continuing connected transactions contemplated under the Huaneng Finance Framework Agreement including the deposit transactions and the Other Transactions. In the event that any one or all of the resolutions proposed at the EGM as regards the Huaneng Group Framework Agreement and, where applicable, the Huaneng Finance Framework Agreement is/are not approved by the Independent Shareholders, the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation services and the sale of products, and, where applicable, the continuing connected transactions contemplated under the Huaneng Finance Framework Agreement including the deposit transactions and the other Transactions would not be carried out by the Company.

Notice of the EGM, together with the relevant reply slip and proxy form, have been issued to Shareholders separately. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

6.	RECOMMENDATIONS

The Directors consider that the ordinary resolution on the appointment of Mr. Guo Hongbo as a director for the Seventh Session of the Board of Directors of the Company is in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favor such resolution to be proposed at the EGM as set out in the notice of the EGM.

Your attention is also  drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 23 to 24 of this circular, and which contains their recommendation in respect of the transactions relating to the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (and their respective caps).

The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the transactions relating to the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (and their respective proposed caps), and whether the transactions relating to the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (and their respective proposed caps) are in the interests of the Company and its shareholders as a whole is set out on pages 25 to 34 of this circular.

The Independent Board Committee, having taken into account the advice of Guotai Junan Capital, considers that the terms of the transactions relating to the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (and their respective proposed caps) are fair and reasonable so far as the Independent Shareholders are concerned and that the transactions relating to the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (and their respective proposed caps) are in the interests of the Company and its Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolutions to approve the transactions relating to the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (and their respective proposed caps).

7.	OTHER INFORMATION

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully By order of the Board Huaneng Power International, Inc. Cao Peixi Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Registered office: West Wing, Building C Tianyin Mansion 2C Fuxingmennan Street Xicheng District Beijing 100031 The People’s Republic of China

20 January 2012

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the transactions relating to the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (and their respective proposed caps), details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 20 January 2012, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, the transactions relating to the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement constitute connected transactions to the Company. Accordingly, the conduct of the transactions relating to the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (and their respective proposed caps) will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Guotai Junan Capital set out on pages 25 to 34 of the Circular. We have discussed the letter and the opinion contained therein with Guotai Junan Capital.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Guotai Junan Capital, as stated in its aforementioned letter, we consider the terms of the transactions relating to the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (and their respective proposed caps) to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that the transactions relating to the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (and their respective proposed caps) are in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolutions in the Notice of EGM to be proposed at the EGM to be held on 21 February 2012 and thereby approve the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (and their respective proposed caps).

Yours faithfully, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen Independent Directors

LETTER FROM GUOTAI JUNAN CAPITAL

The following is the text of the letter of advice from Guotai Junan Capital, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, in relation to the continuing connected transactions regarding the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement, which has been prepared for the purpose of inclusion in this circular.

27/F, Low Block
Grand Millennium Plaza
181 Queen’s Road Central
Guotai Junan Capital Limited	Hong Kong

20 January 2012

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS
IN RELATION TO
COAL PURCHASE, SALE OF PRODUCTS AND DEPOSIT SERVICES

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with (i) the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates (the “Coal Purchase”); (ii) the sale of products to Huaneng Group and its subsidiaries and associates (the “Sale of Products”) pursuant to the Huaneng Group Framework Agreement, and the provision of deposit services by Huaneng Finance to the Company (the “Deposit Services”) pursuant to the Huaneng Finance Framework Agreement (together, the “Subject Continuing Connected Transactions”). Details of the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the transactions contemplated thereunder are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 20 January 2012 (the “Circular”) of which this letter forms part. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As set out in the Letter from the Board, the Company had been conducting certain connected transactions with Huaneng Group and/or its associates under the framework agreement entered into with Huaneng Group for the year ended 31 December 2011 (“Huaneng Group Framework Agreement For 2011”) and the framework agreement entered into with Huaneng Finance for the three years ended 31 December 2011 (“Huaneng Finance Framework Agreement For 2009-2011”). As both the Huaneng Group Framework Agreement For 2011 and the Huaneng Finance Framework Agreement For 2009-2011 expired on 31 December 2011, on 5 January 2012, the Company and Huaneng Group entered into the Huaneng Group Framework Agreement which sets out, among others, the terms of the Coal Purchase and the Sale of Products; and on the same date, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement which sets out, among others, the terms of the Deposit

Services.

As Huaneng Group and Huaneng Finance are connected persons of the Company, the transactions contemplated under the Huaneng Group Framework Agreement and Huaneng Finance Framework Agreement constitute continuing connected transactions of the Company. As each of the proposed annual caps for the Subject Continuing Connected Transactions exceeds 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, such transactions are subject to, among other things, the requirements of Independent Shareholders’ approval at the EGM. Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. Huaneng Group also holds a 15.88% direct and indirect interest in the issued shares of the Company. As at the Latest Practicable Date, HIPDC held 36.05% of the issued shares of the Company and thus was the controlling shareholder of the Company. In addition, Huaneng Group holds a 51% interest in Huaneng Finance, and the Company holds a 20% interest in Huaneng Finance. Huaneng Group and its associates (holding an aggregate of approximately 51.93% of the total issue shares of the Company as at the Latest Practicable Date) will abstain from voting at the EGM on the resolution with respect to the Subject Continuing Connected Transactions and the relevant proposed annual caps.

The Independent Board Committee comprising all of the five independent non-executive Directors, namely Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen, has been established to consider the terms of the Subject Continuing Connected Transactions (including the relevant proposed annual caps) and to make recommendation to the Independent Shareholders as regards voting. We have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to (i) whether the terms (including the relevant proposed annual caps) of the Subject Continuing Connected Transactions are normal commercial terms, in the ordinary and usual course of business of the Company, and fair and reasonable so far as the Independent Shareholders are concerned; and (ii) whether the Subject Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole.

Independent Shareholders should note that the advices and recommendation given by the Independent Board Committee and us are on the Subject Continuing Connected Transactions only, and do not cover the other transactions (the “Other Transactions”) contemplated under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement. Independent Shareholders are advised to read the Letter from the Board carefully for the details of the Other Transactions before making their decision as regards voting. Independent Shareholders should also note that, if they vote in favour of the resolution proposed at the EGM regarding the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement, they would approve all of the transactions contemplated under both of the agreements (including the Subject Continuing Connected Transactions as well as the Other Transactions). In the event that any one or all of the resolutions proposed at the EGM regarding the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement is/are not approved by the Independent Shareholders, all of the transactions including the Subject Connected Transactions and Other Transactions contemplated under both of the agreements would not be carried out by the Company.

As stated in the Letter from the Board, the Other Transactions include (i) purchase of ancillary equipment and parts from the Huaneng Group; (ii) leasing of facilities, land and office spaces from the Huaneng Group; (iii) provision/procurement of technical services, engineering contracting services and other services to/from the Huaneng Group; (iv) procurement of entrusted sale services from the Huaneng Group; and (v) procurement of discounting services and loan advancement from the Huaneng Finance.

BASIS AND ASSUMPTIONS OF OUR OPINION

In formulating our opinion, we have relied on the statements, information, opinions and representations expressed to us by the executive Directors, the Company and its management. We have assumed that all such statements, information, opinions and representations expressed to us by the executive Directors, the Company and its management, for which they are solely responsible, are true and accurate and valid at the time they were made and given and continue to be true and valid up to and including the date of the EGM. We have also assumed that all the opinions and representations have been reasonably made by the executive Directors, the Company and its management after due and careful enquiry. We have also sought and obtained confirmation from the executive Directors that no material facts have been omitted from the information provided to us. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by the executive Directors, the Company and its management or to believe that material information has been withheld or omitted from the information provided to us. We have not, however, carried out an independent verification of the information provided, nor have we conducted an independent investigation into the business and affairs of the Company or any of its subsidiaries.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Coal Purchase, the Sale of Products and the Deposit Services and the relevant proposed annual caps are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

1.	Background and reasons

Coal Purchase and Sale of Products

The Company is engaged in developing, constructing, operating and managing large-scale power plants throughout China. It is one of the China’s largest listed power producers with an equity-based generation capacity of 50,935 MW. The Company’s domestic power plants are located in 18 provinces, municipalities and autonomous regions. The Company also has a wholly-owned power plant in Singapore. For the year ended 31 December 2010, the Company’s power plants within China achieved a total power generation of 256.950 billion kWh (2009: 203.520 billion kWh). Fuel cost represents the major component of operating expenses of the Company and coal is the major raw material of the Company for power generation. According to the 2010 annual report of the Company, for the year ended 31 December 2010, fuel cost amounted to RMB67.9 billion (2009: RMB44.9 billion), representing approximately 71.1% (2009: 66.4%) of the total operating expenses. According to the 2011 interim report of the Company, fuel cost for the six months ended 30 June 2011 amounted to RMB42.9 billion, representing approximately 72.6% of the total operating expenses. In this light, it is important for the Company to ensure stable coal supplies and control fuel cost and quality at a reasonable level.

Huaneng Group has a close relationship with the Company through its direct and indirect interests in the share capital of the Company. Huaneng Group is principally engaged in, among other things, development and operation of power plants and business, organizing the generation, production and sale of power, heat and products in relation to energy, transportation, new energy and environmental protection industries. As set out in the Letter from the Board, the subject matter of the Sale of Products under the Huaneng Group Framework Agreement would mainly consist of coal for use in certain power plants of Huaneng Group.

Based on our discussion with the management of the Company, the Company purchases coal from coal mines or coking plants in close proximity of their coal-fired power plants for the sake of efficiency and transportation cost-saving, and bulk purchases would usually enable the purchaser to bargain favourable terms and pricing. Majority of the Company’s power plants are located along riverside or coastal region of China. Because of the different locations of power plants of the Company and those of Huaneng Group, each of the Company and Huaneng Group possesses competitive advantages in bulk-purchasing in different regions of China. Accordingly, the Coal Purchase would enable the Company to purchase coal at competitive price from Huaneng Group in locations where Huaneng Group possesses competitive advantage in bulk-purchasing, while the Sale of Products would enable the Company to sell coal to the Huaneng Group in bulk by taking the competitive advantage in regions where the Company itself has bargaining power to purchase coal at favourable prices, for meeting the production needs of both the Company’s power plants and the power plants of Huaneng Group nearby. In this light, the Coal Purchase and Sale of Products would create synergy and strategic benefits for the Company by ensuring a stable coal supply and monitoring fuel cost. Besides, the Coal Purchase and the Sale of Products had been carried out for some time in the past, each of the Company and Huaneng Group is familiar with the work flow and production conditions of the relevant power plants of each other, which enable them to provide timely and reliable coal sales for each other. Further, the Coal Purchase and the Sale of Products would also allow the Company to leverage on the business network of Huaneng Group to have access to a wider network of coal supply with competitive pricing and take advantage of the bargaining power of Huaneng Group in terms of bulk purchasing in its regions of China, thereby optimising supply chain management and utilisation of resources. Based on the above, we concur with the view of the Directors that the Coal Purchase and the Sale of Products are in the ordinary course of business of the Company and are in the interests of the Company and the Shareholders as a whole.

Deposit Services

Huaneng Finance is a company incorporated in the PRC. The principal business of Huaneng Finance includes deposit-taking, loans handling, acceptance and discounting of bills, interbank borrowing and foreign investment. Huaneng Finance is positioned as a platform of Huaneng Group for intra-group funds management. It is held as to 51% by Huaneng Group and as to 20% by the Company. Huaneng Finance mainly serves Huaneng Group and its associates. The Company considers that the risk of placing a deposit with Huaneng Finance can be controlled and managed effectively taking into consideration of the following factors: (i) Huaneng Finance is a non-bank financial institution regulated by China Banking Regulatory Commission (“CBRC”). During the day-to-day operation, Huaneng Finance adheres to conduct business in compliance with the relevant laws and regulations. During the course of development, Huaneng Finance has all along endeavoured to prevent financial risks and has established and implemented an effective internal control mechanism in compliance with the regulatory requirements of CBRC in relation to risk control ratios; and (ii) the Company holds a 20% interest in Huaneng Finance and may enhance the operational standards for the general meeting of shareholders, board of directors and risk control committee of Huaneng Finance by exercising the shareholders’ rights according to the law in order to safeguard its own interests.

The Company from time to time maintains a substantial amount of cash and bank balances during its daily operation. The Company’s cash and bank balances amounted to RMB9.5 billion as at 31 December 2010 and RMB12.0 billion as at 30 June 2011. In this light, it is necessary for the Company to engage financial institutions to provide deposit services. The rates offered by Huaneng Finance and all other commercial banks in the PRC are subject to the guidelines published by the People’s Bank of China (the “PBOC”), and the rates offered by Huaneng Finance to the Company are on normal commercial terms and are no less favourable than those available from independent third parties to the Company for similar services in the PRC.

The Directors are of the view that the deposit transactions can enable the Company to earn interests. Other than Huaneng Finance, the Company has deposited the remaining cash with a number of other independent financial institutions. The Company considers that the arrangement of deposits with Huaneng Finance helps diversify the risk of the Company and its subsidiaries in relation to its deposits. We concur with the Directors’ view in this regards.

2.	Principal terms

Coal Purchase and Sale of Products

The Coal Purchase and the Sale of Products would be conducted under the Huaneng Group Framework Agreement, for a term of one year commencing on 1 January 2012 and expiring on 31 December 2012.

Pursuant to the Huaneng Group Framework Agreement, the price of both the Coal Purchase and Sale of Products would be calculated by reference to RMB/ton and the actual weight of carriage, on an arm’s length basis taking into account the then market conditions, and in any event the terms of such purchase or sale shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply, transportation services and/or the related products. In addition, we are advised by the management of the Company that the Company usually enters into one-year term master purchase agreement with Huaneng Group and other independent coal suppliers in the beginning of a year, with an indication of annual purchase quantity and pricing. We understand from the management that, as noted from their previous experience, there has been no difficult in materialising the targeted coal purchases as set out in the master purchase agreement with Huaneng Group, while the annual targets orders with the independent coal suppliers may fail to be materialised, which might be due to changes in market conditions from time to time. In this light, coal purchases from Huaneng Group would help stabilizing coal supply to the Company. We are also provided with samples of invoices of coal purchases from Huaneng Group in 2011. We have reviewed and compared them with those issued by independent coal suppliers. We noted that the terms of purchases from Huaneng Group, including payment terms and unit price of coal, have been comparable to those charged by independent coal suppliers under normal commercial terms. In respect of the Sale of Products to Huaneng Group, as advised by the management, the Company usually charges Huaneng Group for the Sale of Products at cost. We are provided with samples of invoices issued by the Company to Huaneng Group in 2011 and we note that the Sale of Products has been carried out at price covering the purchase cost of the Company.

Based on the above, we are of the view that the terms of the Coal Purchase and the Sale of Products, which allow the Company to purchase or sell coal from or to Huaneng Group on terms with reference to market conditions and no less favourable than those offered by independent third parties to the Company, are normal commercial terms and are fair and reasonable in so far as the Company and the Independent Shareholders are concerned.

Deposit Services

The rates offered by Huaneng Finance and all other commercial banks in the PRC are subject to the guidelines published by the PBOC, and the rates offered by Huaneng Finance to the Company are on normal commercial terms and are no less favourable than those offered by independent third parties to the Company for similar services in the PRC.

We have checked the website of PBOC and understand that all the financial institutions in the PRC are forbidden to provide a deposit rate higher than the benchmark interest rates published by the PBOC. We have compared the deposit rates offered by Huaneng Finance to the Company with the benchmark interest rates published by the PBOC. During the period from 2009 to 2011, the deposit rates offered by Huaneng Finance to the Company follow the benchmark interest rates published by the PBOC.

Based on the above, we are of the view that the Deposit Services provided by Huaneng Finance to the Company are on normal commercial with reference to the guidelines published by the PBOC and no less favourable than those offered by independent third parties to the Company. The terms are fair and reasonable in so far as the Company and the Independent Shareholders are concerned.

3.	Proposed annual caps

Coal Purchase

The Coal Purchase is subject to the proposed annual cap whereby the transaction value of the Coal Purchase will not exceed RMB13.3 billion for the year ending 31 December 2012, as compared to the annual cap of RMB17.140 billion set for the year ended 31 December 2011. For the 11 months ended 30 November 2011, the actual transaction amount of Coal Purchase amounted to RMB 7.494 billion.

As stated in the Letter from the Board, the decrease of the proposed annual cap for Coal Purchase in 2012 was mainly due to the fact that in 2011, the Company reinforced the intensified management of fuel purchase and gradually enhanced the scale of fuel purchase and intensified management in order to enhance market control and the advantage of scale purchase. In 2012, the Company anticipates that certain volume of the original connected transactions will instead be purchased by the Company itself.

In view of the above factors, we consider that the Company will probably reduce its unit cost of coal purchasing by centralising the purchase of fuel, which will impair the competitiveness of the coal provided by Huaneng Group. Therefore, the proposed lower annual cap for the Coal Purchase of RMB13.3 billion compared to preceding year is fair and reasonable and reflected the adjustment of Group’s strategy on fuel purchase.

Sales of Products

The Sale of Products is subject to the proposed annual cap whereby the transaction value of Coal Purchase will not exceed RMB5.7 billion for the year ending 31 December 2012, as compared to the annual cap of RMB4.27 billion set for the year ended 31 December 2011. For the 11 months ended 30 November 2011, the actual transaction amount of Sales of Products amounted to RMB0.787 billion. We understand from the management of the Company that Huaneng Group may choose other source for fuel purchase occasionally taking into account the then market conditions, and in any event the actual transaction amount of the Sale of Products from the Company to Huaneng Group would not exceed the annual cap for the year.

In determining the proposed annual cap for the Sale of Products, the management of the Company has taken into account the intensified management of fuel purchase. As set out in the Letter from the Board, to be more cost-efficient in management, the Company’s subsidiary(ies) will be engaging in centralising the purchase of fuel and other related products for certain power plants of Huaneng Group and its subsidiaries and associates, and the scale of fuel purchase and intensified management will be gradually strengthened in the power plants within the management scope of the Company, including certain power plants entrusted by Huaneng Group and its subsidiaries and associates to be managed by the Company in order to enhance market control and the advantage of scale purchase. In 2012, it is anticipated that centralised purchase of the power plants entrusted by Huaneng Group and its subsidiaries and associates to be managed by the Company will be enhanced and allocation and transportation will be unified and such will bring about an increase in the transaction amounts of coal sale. As per our discussion with the management of the Company, it is expected that six power plants of Huaneng Group will probably purchase coal from the Company in 2012. Currently, the total power generation capacity of these six power plants is approximately 6,300 MW.

The Company’s centralised fuel purchase will reduce its unit cost and increase the competitiveness of the coal provided by the Company. Therefore, it is envisaged that that there may be more power plants of Huaneng Group to start purchasing coal from the Company because of the competitive advantage of the Company in purchasing coal in the relevant regions. In particular, we understand from the management of the Company that, as more power plants of the Company are being located along the river side or coastal regions of China which facilitates bulk-purchasing of imported coal by water transports, it would enhance cost and operational efficiency for the Company to purchase imported coal in bulk at competitive price, arrange water transports and sell part of the imported coal to power plants of Huaneng Group nearby. Given the large business operations and scale of Huaneng Group and the potential growth in power generation capacity of its power plants, the proposed annual cap for the Sale of Products should cater for the operational needs and potential growth, and allow operational flexibility.

Based on the above, and coupled with the factors relating to the intensified management of fuel purchase and anticipated strong power consumption demand, we consider that the proposed annual cap for the Sale of Products of RMB5.7 billion is fair and reasonable.

Deposit Services

The Company estimates that during the period from 2012 to 2014, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis will not exceed RMB6 billion. For the years 2009, 2010 and the period from 1 January to 30 November 2011 (unaudited), the maximum outstanding balances of the deposits placed with Huaneng Finance, on a daily basis, were RMB5.859 billion, RMB5.662 billion and RMB5.987 billion, respectively.

The proposed cap for the deposits has taken into the following consideration: (i) the increasing asset scale and the amount of deposits of the Company (the proposed annual cap represented 62.8% of the total bank balances and cash as at 31 December 2010 and 50.2% of the total bank balances and cash as at 30 June 2011); (ii) the increase in the daily outstanding balances of deposits placed at Huaneng Finance arising from financing transactions such as issuance of short-term financial bonds, non-public issuance of debt financing instruments and issuance of ultra-short-term financial bonds; and (iii) the fact that the Company has a 20% equity interest in Huaneng Finance which may allows the Company to exercise the shareholders’ rights according to the law in order to safeguard its own interests, and the Company will generate a higher return deriving from profit growth for Huaneng Finance as a result of the Company’s equity holdings in Huaneng Finance.

Based on our discussions with the Company and taking into account the factors and reasons discussed above, we are of the view that the proposed cap for the Deposit Services is reasonably determined.

RECOMMENDATION

Taking into consideration of the above principal factors and reasons, we are of the opinion that the Coal Purchase, the Sale of Products and the Deposit Services are in the ordinary and usual course of business of the Company, on normal commercial terms, the terms (including the proposed caps) are fair and reasonable so far as the Company and the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolution proposed at the EGM thereby approving the Coal Purchase, the Sale of Products and the Deposit Services. Independent Shareholders are reminded that, one resolution approving the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement will be proposed at the EGM. By voting in favour of the resolution relating to the aforesaid agreements, the Independent Shareholders would approve all of the transactions contemplated under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement (including the Other Transactions). Independent Shareholders are advised to read the Letter from the Board carefully for the details of the Other Transactions before making their decision as regards voting.

Yours faithfully, For and on behalf of Guotai Junan Capital Limited Wilson Lo Executive Director

APPENDIX     GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s total issued H shares

Huaneng International Power Development Corporation(Note 2)	Domestic shares	5,066,662,118(L)	Beneficial owner	36.05%(L)	48.25%(L)	—
China Huaneng Group(Note 3)	Domestic shares	1,711,621,203(L)	Beneficial owner	12.18(L)	16.30%(L)	—
China Huaneng Group(Note 4)	H shares	520,000,000(L)	Beneficial owner	3.70%(L)	—	14.63%(L)
Hebei Provincial Construction Investment Company	Domestic shares	603,000,000(L)	Beneficial owner	4.29%(L)	5.74%(L)	—
Blackrock, Inc.	H shares	178,500,427(L) 10,018,939(S)	Interest of controlled corporation	1.26%(L) 0.07%(S)	— —	5.02%(L) 0.28%(S)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

(3)
Of the 1,711,621,203 domestic shares, China Huaneng Group held 12,876,654 domestic shares through its wholly-owned subsidiary, Huaneng Capital Services Co., Ltd. and 143,620,000 domestic shares through its controlling subsidiary, Huaneng Finance.

(4)	China Huaneng Group held 520,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

Save as disclosed above, the Company is not aware of any other person (other than the directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Cao Peixi is the president of China Huaneng Group and the chairman of Huaneng International Power Development Corporation and Huaneng Renewables Corporation Limited;

(ii)	Mr. Huang Long is the vice president of China Huaneng Group and a director of Huaneng International Power Development Corporation;

(iii)	Mr. Li Shiqi is the president of Huaneng International Power Development Corporation and the Chairman of Huaneng Carbon Company;

(iv)	Mr. Huang Jian is the assistant of president of China Huaneng Group, the vice chairman of Huaneng Capital Services Company Limited and Chairman of Huaneng Hainan Power Ltd.;

Supervisor

(v)	Mr. Guo Junming is the chief accountant of China Huaneng Group and Chairman of Huaneng Capital Service Limited Company; and

(vi)	Ms. Zhang Mengjiao is the manager of the Finance Department of Huaneng International Power Development Corporation.

3.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Company and its subsidiaries since 31 December 2010, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

5.	CONSENT OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which they appear:

Name	Qualification

Guotai Junan Capital
a licensed corporation to carry on type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of coal and transportation services and sale of products (and the proposed caps) under the Huaneng Group Framework Agreement and the deposit transactions (and the proposed cap) under the Huaneng Finance Framework Agreement

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which had been since 31 December 2010 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisor of the Company had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company and its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.	DIRECTORS’ OR SUPERVISORS’ INTERESTS IN THE COMPANY AND ITS SUBSIDIARIES’ ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors of the Company had any interest in any assets which have been since 31 December 2010 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

8.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.	MISCELLANEOUS

(a)	Mr. Gu Biquan is the Company Secretary and Board Secretary of the Company.

(b)
The legal address of the Company is West Wing, Building C, Tianyin Mansion, No. 2C, Fuxingmennan Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Rooms 1712-1713, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

10.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Herbert Smith at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 21 February 2012:

(a)	the Articles of Association of the Company;

(b)	the letter from the Independent Directors Committee, as set out in this circular;

(c)	the letter from Guotai Junan Capital, the independent financial adviser, as set out in this circular;

(d)	the written consent of Guotai Junan Capital referred to in this appendix;

(e)	the annual report of the Company for the year ended 31 December 2010;

(f)	the Huaneng Group Framework Agreement;

(g)	the Huaneng Finance Framework Agreement;

(h)	the framework agreement on the continuing connected transactions (for 2011) between the Company and Huaneng Group on 30 December 2010; and

(i)	the framework agreement on the continuing connected transactions (for 2009 to 2011) between the Company and Huaneng Finance on 21 October 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    January 19, 2012